UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-12103

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation 401(k) Profit Sharing Plan

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

Peoples Financial Corporation 401(k) Profit Sharing Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of

Peoples Financial Corporation 401(k) Plan

Biloxi, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Peoples Financial Corporation 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Supplemental Schedule of Assets (Held as of End of Year), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Porter Keadle Moore, LLC

We have served as the Plan’s auditor since 2007.

Atlanta, Georgia

June 28, 2019

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Cash	$143,019	$84,700
Investments at fair value	17,580,091	18,624,002

Total assets	17,723,110	18,708,702

Liabilities
Other liabilities	9,178	1,186

Total liabilities	9,178	1,186

Net assets available for benefits	$17,713,932	$18,707,516

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2018

Additions to net assets
Investment income:
Net change in fair value of investments	$(1,493,490)
Dividends	844,132

Total investment income	(649,358)

Contributions:
Employer	254,401
Employees	416,554
Employees—rollovers	13,308

Total contributions	684,263

Total additions	34,905

Deductions from net assets
Distributions paid to participants	1,023,233
Investment expense	5,256

Total deductions	1,028,489

Change in net assets available for benefits	(993,584)
Net assets available for benefits, beginning of year	18,707,516

Net assets available for benefits, end of year	$17,713,932

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE A – DESCRIPTION OF PLAN

The following description of the Peoples Financial Corporation (the “Company”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer Contributions

A summary of employer contributions is as follows:

Employer Discretionary Matching Contributions: Contributions are determined solely by the Company’s Board of Directors. Contributions can be up to a dollar amount or percentage of included compensation that is uniformly determined by the Company for all eligible participants. In addition, the Company may make a discretionary matching contribution to all eligible participants that is allocated equally as a percentage of 401(k) deferrals that do not exceed a specific dollar amount or a percentage of included compensation that is uniformly determined by the Company. The matching contribution is allocated among the investment options according to each participant’s instructions.

Company Nonelective Contributions: Contributions are determined solely by the Company’s Board of Directors. The allocation for each eligible participant is a uniform percentage of included compensation. Qualified nonelective contributions will be allocated as a uniform percentage of included compensation to all eligible participants who are non-highly compensated employees. The Company nonelective contributions are allocated among the investment options according to each participant’s instructions.

Participant Accounts

Each participant will have separate accounts established to reflect the employee’s interest under the Plan. A summary of the possible accounts is as follows:

Employer Discretionary Matching Contribution Account:

This account is credited quarterly with the amount of the Employer Discretionary Matching Contribution allocable to the participant, and with the employee’s share of the net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Employee Salary Reduction and Voluntary Contribution Account:

Each Participant’s account is credited with the participant’s contribution, allocations of the account’s earnings, and forfeitures of terminated participants’ non-vested accounts. A participant may authorize a contribution to the Plan on the employee’s behalf, a salary reduction contribution cannot exceed 80% of compensation. The employee’s interest in this account will always be 100% vested.

Company Nonelective Contribution Account:

This account is credited with discretionary employer contributions and allocation of plan earnings. The allocation for each eligible participant is a uniform percentage of included compensation. Funds contributed by the employer into this account are allocated among the investment options according to each participant’s instructions. The Company nonelective contributions are vested under a six-year graded vesting schedule based on each employee’s length of service.

Employee Rollover Contribution Account:

This account is credited with any rollover contributions, if any, made to the Plan and with the employee’s share of net income (or loss) of this account. This account will always be 100% vested.

Merged Plan Asset Account:

This account is maintained for those participants who had account balances in the Gulf National Bank Profit Sharing Plan. This account is credited with the allocable net income (or loss) of this account. The employee’s interest in this account will always be 100% vested.

Payment of Benefits

Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.

Eligible participants are entitled to receive required minimum distributions in annual installments.

The Plan also allows for certain hardship withdrawals of elective deferrals.

Upon termination of employment, amounts not vested will be forfeited with such forfeitures used to reduce employer contributions.

There were no forfeitures during the year ended December 31, 2018 or as of December 31, 2018.

Participant Loans

Participant loans are not permitted by the Plan.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation

The Plan has invested in the MetLife Stable Value Fund, a collective trust fund which is a holder of a Met Managed Guaranteed Interest Contract (“GIC”). The investment contract is stated at net asset value (“NAV”), which represents the fair value since this is the value at which the plan transacts with the fund. As described in Accounting Standards Codification (“ASC”) Topic 962, “Defined Contribution Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, NAV value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to collective trust funds.

The Plan’s investments in mutual funds and Company common stock are recorded at fair value as determined by the closing price on actively traded markets. Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net change in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C - PARTICIPANTS’ INVESTMENTS

All investments are held by Fidelity Investments in an account managed by 401(k) Plus, Inc., the third party administrator of the Plan.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2018.

Mutual funds: Valued at the closing price reported on the active market on which the funds are traded.

Common stock: Valued at the closing price reported on the active market on which individual securities are traded.

Collective trust fund: Valued at NAV as a practical expedient to estimate fair value. This investment is not classified within the valuation hierarchy but presented for reconciliation purposes only. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Certain events could limit the ability of the Plan to transact at contract value with the collective trust fund. Such events include a total or partial Plan termination, mergers, or failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemptions under ERISA. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the fund.

Financial assets and liabilities reported at fair value at each reporting date are classified and disclosed in one of the following categories: Level 1 – Quoted market prices in active markets for identical assets or liabilities, Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data, or Level 3 – Unobservable inputs that are not corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The balance of investments which are measured at fair value on a recurring basis, by level within the fair value hierarchy, as of December 31, 2018 and 2017 are as follows:

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$10,089,353	$	$	$10,089,353
Company common stock	1,001,073			1,001,073

	$11,090,426	$	$	11,090,426

Collective trust funds measured at NAV				6,489,665

Total investments at fair value				$17,580,091

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$11,706,874	$	$	$11,706,874
Company common stock	1,132,612			1,132,612

	$12,839,486	$	$	12,839,486

Collective trust funds measured at NAV				5,784,516

Total investments at fair value				$18,624,002

NOTE D – PARTY-IN-INTEREST TRANSACTIONS

Common stock of the Company, the Plan sponsor, is available as one of the investment options for participants to choose from. The Plan purchased $6,234 (440 shares) and sold $6,871 (514 shares) of the Company’s common stock during the year ended December 31, 2018. Shares held by the Plan at December 31, 2018 and 2017 had a market value of $1,001,073 and $1,132,612, respectively.

Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan Sponsor, serves as trustee of the Plan. The participants in the Plan direct the investment of their accounts.

NOTE E - CONCENTRATION OF MARKET RISK

The Plan has invested a significant portion of its assets in the Company’s common stock, which approximates 6% of the Plan’s net assets available for benefits as of December 31, 2018. As a result of the concentration, any significant decline in market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.

NOTE F - COST OF PLAN ADMINISTRATION

The Company absorbs the cost, if any, of plan administration. The annual cost was $1,250 for the years ended December 31, 2018 and 2017.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE H - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated March 31, 2014, stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 64-0709834 Plan 004

December 31, 2018

	Identity of issuer or			Fair
(a)	similar party (b)	Description of assets ( c)	Cost (d)	Value (e)
		Cash	N/A	$143,019
	Metropolitan Life Insurance Co.	MetLife Stable Value Fund—34,152 shares	N/A	6,489,665
		Registered investment companies (Mutual Funds):
*	Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund—14,866 shares	N/A	1,294,830
	First Pacific Advisors	FPA Crescent Fund—12,574 shares	N/A	371,320
	PIMCO Investments	PIMCO Investment Grade Corporate Fund—144,754 shares	N/A	1,434,511
	Third Avenue Funds	Third Avenue Real Estate Value Fund—7,945 shares	N/A	197,124
*	Fidelity Investments	Fidelity Small Cap Discovery Fund—13,527 shares	N/A	264,988
	T. Rowe Price Funds	T. Rowe Price New American Growth Fund—39,727 shares	N/A	1,726,943
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund—4,458 shares	N/A	69,766
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund—11,927 shares	N/A	193,932
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund—29,709 shares	N/A	458,403
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund—29,005 shares	N/A	377,072
	JP Morgan	JP Morgan Value Advantage A Load Waived Fund—2,015 shares	N/A	61,280
	Principal Funds	Principal MidCap A Load Waived Fund—74,265 shares	N/A	1,641,991
	Harbor Mid Cap Value Fund	Harbor Mid Cap Value Investors Fund—27,917 shares	N/A	499,999
	Franklin Custodian Fund	Franklin Income A Fund—25,182 shares	N/A	53,890
	PNC Funds	PNC Multi Small Cap Growth Fund—21,009 shares	N/A	389,092
	Thornburg Funds	Thornburg Global Opportunity Fund—7,292 shares	N/A	179,162
	Vanguard Funds	Vanguard Growth & Income Fund—6,933 shares	N/A	472,778
	Morgan Stanley Intl	Morgan Stanley Intl—20,293 shares	N/A	394,903
	Alger Management	Alger Small Cap Focus Class A Fund—424 shares	N/A	7,206
	American Funds	American New Perspective Fund—1 share	N/A	43
	Columbia Funds	Columbia Small Cap Index Fund—2 shares	N/A	38
	Delaware Funds	Delaware Mid Cap Value Fund—16 shares	N/A	82
		Investment in common stock:
*	Peoples Financial Corporation	Common Stock—87,050 shares	N/A	1,001,073

		Total		$17,723,110

*	Represents party-in-interest

N/A Due to Plan being fully participant directed, such values are not required.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Name of Plan

/s/ Daniel A. Bass
The Asset Management and Trust Division of
The Peoples Bank, Biloxi, Mississippi; Trustee
By: Daniel A. Bass, Vice-President/Trust Officer,
The Peoples Bank, Biloxi, Mississippi

June 28, 2019
Date